UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 2, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Execution Version

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of January 28, 2016, is by and among INTERTAPE POLYMER CORP., a Delaware corporation, as a U.S. Borrower (“Intertape”), IPG (US) HOLDINGS INC., a Delaware corporation, as a U.S. Borrower (“IPG (US) Holdings”), IPG (US) INC., a Delaware corporation, as a U.S. Borrower (“IPG (US)”), INTERTAPE POLYMER GROUP INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (the “Company”), and INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (“Intertape Polymer Canada”; together with Intertape, IPG (US) Holdings, IPG (US) and the Company, the “Borrowers” and each individually, a “Borrower”) and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Administrative Agent for the Lenders.

W I T N E S S E T H

WHEREAS, the Borrowers, certain banks and financial institutions from time to time party thereto (the “Lenders”) and the Administrative Agent are parties to that certain Credit Agreement dated as of November 18, 2014 (as amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”);

WHEREAS, the Credit Parties have requested that the Required Lenders amend certain provisions of the Credit Agreement; and

WHEREAS, the Required Lenders are willing to make such amendments to the Credit Agreement, in accordance with and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AMENDMENTS TO CREDIT AGREEMENT

1.1    Amendment to Section 1.1. The definition of “Continuing Directors” set forth in Section 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Continuing Directors” means the directors of the Company on the Closing Date and each other director of the Company if, in each case, such other director’s nomination for election to the board of directors (or equivalent governing body) of the Company is approved by at least 51% of the then Continuing Directors.

ARTICLE II

CONDITIONS TO EFFECTIVENESS

2.1 Closing Conditions. This Amendment shall be deemed effective (the “Amendment Effective Date”) upon satisfaction of the following conditions:

(a) Executed Amendment. The Administrative Agent shall have received a copy of this Amendment duly executed by each of the Credit Parties and the Administrative Agent, on behalf of the Required Lenders.

(b) Executed Lender Consents. The Administrative Agent shall have received executed consents, in substantially the form of Exhibit A attached hereto (each a “Lender Consent”), from the Required Lenders authorizing the Administrative Agent to enter into this Amendment on their behalf. The delivery by the Administrative Agent of its signature page to this Amendment shall constitute conclusive evidence that the consents from the Required Lenders have been obtained.

ARTICLE III

MISCELLANEOUS

3.1 Amended Terms. On and after the Amendment Effective Date, all references to the Credit Agreement in each of the Loan Documents shall hereafter mean the Credit Agreement as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement is hereby ratified and confirmed and shall remain in full force and effect according to its terms.

3.2 Representations and Warranties of Credit Parties. Each of the Credit Parties represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by such Person and constitutes such Person’s legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

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(d) The representations and warranties contained in this Amendment and the other Loan Documents shall be true and correct in all material respects, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects as of the Amendment Effective Date (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty shall remain true and correct in all material respects as of such earlier date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects as of such earlier date).

(e) After giving effect to this Amendment, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f) The Security Documents continue to create a valid security interest in, and Lien upon, the Collateral, in favor of the Administrative Agent, for the benefit of the Lenders, which security interests and Liens are perfected in accordance with the terms of the Security Documents and prior to all Liens other than Permitted Liens.

(g) The Secured Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

3.3 Reaffirmation of Secured Obligations. Each Credit Party hereby ratifies the Credit Agreement and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement applicable to it and (b) that it is responsible for the observance and full performance of its respective Secured Obligations.

3.4 Loan Document. This Amendment shall constitute a Loan Document under the terms of the Credit Agreement.

3.5 Expenses. The Borrowers agree to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees and expenses of the Administrative Agent’s legal counsel.

3.6 Further Assurances. The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

3.7 Entirety. This Amendment and the other Loan Documents embody the entire agreement among the parties hereto and supersede all prior agreements and understandings, oral or written, if any, relating to the subject matter hereof.

3.8 Counterparts; Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart to this Amendment by telecopy or other electronic means shall be effective as an original and shall constitute a representation that an original will be delivered.

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3.9 No Actions, Claims, Etc. As of the date hereof, each of the Credit Parties hereby acknowledges and confirms that it has no knowledge of any actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, against the Administrative Agent, the Lenders, or the Administrative Agent’s or the Lenders’ respective officers, employees, representatives, agents, counsel or directors arising from any action by such Persons, or failure of such Persons to act under the Credit Agreement on or prior to the date hereof.

3.10 GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

3.11 Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

3.12 Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. The jurisdiction, service of process and waiver of jury trial provisions set forth in Sections 12.5 and 12.6 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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INTERTAPE POLYMER GROUP INC.

FIRST AMENDMENT TO CREDIT AGREEMENT

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed on the date first above written.

BORROWERS:	INTERTAPE POLYMER CORP., as a Borrower

	By:	/s/ Jeffrey Crystal
	Name:	Jeffrey Crystal
	Title:	Senior Vice President of Finance and Treasurer

IPG (US) HOLDINGS INC., as a Borrower

	By:	/s/ Jeffrey Crystal
	Name:	Jeffrey Crystal
	Title:	Vice President of Finance and Secretary

IPG (US) INC., as a Borrower

	By:	/s/ Jeffrey Crystal
	Name:	Jeffrey Crystal
	Title:	Vice President of Finance and Secretary

INTERTAPE POLYMER GROUP INC., as a Borrower

	By:	/s/ Jeffrey Crystal
	Name:	Jeffrey Crystal
	Title:	Chief Financial Officer

INTERTAPE POLYMER INC., as a Borrower

	By:	/s/ Jeffrey Crystal
	Name:	Jeffrey Crystal
	Title:	Vice President of Finance

[Signature Page to First Amendment]

ADMINISTRATIVE AGENT:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent, Swingline Lender, Issuing Lender and Lender

	By:	/s/ Mark Dawson
	Name:	Mark Dawson
	Title:	Senior Vice President

[Signature Page to First Amendment]

EXHIBIT A

FORM OF

LENDER CONSENT

See Attached.

LENDER CONSENT

This Lender Consent is given pursuant to the Credit Agreement, dated as of November 18, 2014, by and among INTERTAPE POLYMER CORP., a Delaware corporation, as a U.S. Borrower (“Intertape”), IPG (US) HOLDINGS INC., a Delaware corporation, as a U.S. Borrower (“IPG (US) Holdings”), IPG (US) INC., a Delaware corporation, as a U.S. Borrower (“IPG (US)”), INTERTAPE POLYMER GROUP INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (the “Company”), and INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (“Intertape Polymer Canada”; together with Intertape, IPG (US) Holdings, IPG (US) and the Company, the “Borrowers” and each individually, a “Borrower”), the lenders who are party thereto, as Lenders, and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Administrative Agent for the Lenders. Capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement unless otherwise defined herein.

The undersigned hereby approves the First Amendment to Credit Agreement, to be dated on or about January 28, 2016, by and among the Borrowers and the Administrative Agent, on behalf of the Lenders (the “Amendment”) and hereby authorizes the Administrative Agent to execute and deliver the Amendment on its behalf and, by its execution below, the undersigned agrees to be bound by the terms and conditions of the Amendment and the Credit Agreement.

Delivery of this Lender Consent by telecopy or other electronic means shall be effective as an original.

A duly authorized officer of the undersigned has executed this Lender Consent as of the      day of         ,         .

,

as a Lender

By:
Name:
Title:

By:
Name:
Title:	[1]

[1]	Second signature block only required to be signed if two signature blocks are required by such Lender.